HIVE Digital Announces Filing of Final Prospectus and Automatic Exercise of  Special Warrants

This news release constitutes a "designated news release" for the purposes of the Company's amended and restated prospectus supplement dated August 17, 2023, to its short form base shelf prospectus dated May 1, 2023.

Vancouver, British Columbia--(Newsfile Corp. - February 1, 2024) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE") is pleased to announce that it has filed a final short form prospectus (the "Prospectus") dated January 30, 2024 with the securities regulatory authorities in British Columbia and Ontario, in connection with its private placement of 5,750,000 special warrants (the "Special Warrants") completed on December 28, 2023 (the "Offering"). The Prospectus qualifies for a distribution of 5,750,000 units (the "Units") issuable upon the automatic exercise of the Special Warrants for no additional consideration. Stifel Canada and Canaccord Genuity Corp acted as co-lead underwriters and joint bookrunners.

In accordance with the terms of a special warrant indenture dated December 28, 2023 between the Company and TSX Trust Company, as a result of filing the Prospectus and the satisfaction of the qualification deadline, effective on or around February 6, 2024, each Special Warrant will automatically be exercised into one Unit comprised of one common share of the Company (a "Share") and one-half of one common share purchase warrant (each whole common share purchase warrant being a "Warrant"). Each Warrant is exercisable for one Share until December 28, 2026 at an exercise price of C$6.00 per Share. For further information on the Special Warrants, please see the Company's news release dated December 28, 2023, a copy of which is available on SEDAR+ (sedarplus.ca).

A copy of the Prospectus, including the documents incorporated by reference therein, is available under the Company's SEDAR+ profile at www.sedarplus.ca.

The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and accordingly, may not be offered or sold within the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation to buy any securities in any jurisdiction.

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. went public in 2017 as the first cryptocurrency mining company listed for trading on the TSX Venture Exchange with a sustainable green energy focus.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we endeavour to source geothermal and hydroelectric energy to mine digital assets such as Bitcoin on the cloud. Since the beginning of 2021, HIVE has held in secure storage the majority of its treasury of ETH and BTC derived from mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of Bitcoin. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

For further information please contact:

Frank Holmes, Executive Chairman E-mail: info@hivedigitaltech.com Tel: 604 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes, but is not limited to, statements with respect to information about the Offering and the use of proceeds, potential dilution and application of the Penalty Provision; business goals and objectives of the Company; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward- looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from carrying out its expansion plans or operating its assets; and other related risks as more fully set out in the registration statement of Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's ability to complete the Offering, the timing thereof, the receipt of all necessary approvals, and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward- looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

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